

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 8, 2017

Via E-mail
Frank J. Dellaquila
Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, Missouri 63136

> **Re: Emerson Electric Co.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 16, 2016**
> **File No. 001-00278**

Dear Mr. Dellaquila:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery